

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2017

Dr. William Petty
Executive Chairman
Exactech, Inc.
2320 NW 66th Court
Gainesville, Florida 32653

Re: **Exactech, Inc.**
Schedule 13E-3
Filed December 4, 2017
File No. 005-50461

Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2017
File No. 000-28240

Dear Dr. Petty:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note disclosure in the notice of special meeting with respect to the vote required to approve an adjournment of the special meeting to solicit additional proxies if there are insufficient votes to approve the merger agreement. Please note that if the proxy holders intend to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement. Please advise us of your intent in this respect.

Background of the Merger, page 19

2.   Please clarify what changed between June 2017 when the Company informed Party A it was not for sale and July 2017 when the Company's senior management concluded that a potential transaction with TPG could be in the best interests of the Company's shareholders.

Opinion of Financial Advisor, page 41

3.   Please further describe the selection criteria used for the selected publicly traded companies and transactions. If any companies or transactions meeting the selection criteria were excluded from the analyses, please state the reasons for making such exclusions.

4.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiple reference range disclosed. For example, disclose the firm value and EBITDA for each selected publicly traded company and the firm value and EBITDA for each target company in the selected transactions analysis.

5.   Please revise to disclose the data underlying the results described in the discounted cash flow analysis and to show how that information resulted in the reference range disclosed. For example, disclose the Company's projected results that were used in conducting the discounted cash flow analysis, or a cross-reference to them.

6.   Please provide a quantitative description of the "customary compensation" paid in the past two years or to be paid to J.P. Morgan or its affiliates by the Company or its affiliates, including TPG. Refer to Item 1015(b)(4) of Regulation M-A.

Position of the Rollover Investors as to Fairness of the Merger, page 47

7.   Disclosure indicates that "the transaction is structured so that approval of at least a majority of unaffiliated shareholders is required." This appears to be inconsistent with disclosure elsewhere indicating that the only vote required to approve the merger is a majority of outstanding shares entitled to vote thereon. Please advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Clifford E. Neimeth, Esq.
        Greenberg Traurig, LLP